DISH DBS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF JUNE 4, 2009

                                    July 1, 2009

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-0404

Re:	DISH DBS Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009, as amended March 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 333-31929

Dear Mr. Spirgel:

We are supplying the following responses to the comments contained in your letter dated June 4, 2009, regarding the above-referenced documents.  Our responses are numbered in accordance with the numbered comments in your letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note your response to prior comment 2 and the disclosure in your Form 10-Q for March 31, 2009 to which you refer.

•
Please quantify the impact of the lost subscribers, both the regular churn and the loss of the AT&T arrangement on your financial results.  This should include a dollar amount as well as the number of lost subscribers and should discuss the trend for the year as well as the impact on the current quarter.  If you know the dollar impact of the loss of the AT&T arrangement, that information should be provided.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
Please quantify the higher fees you will pay to access assets or receive certain services as a result of the spin-off of assets to Echostar or disclose that the higher fees did not have or will not have a significant impact on your operations.

Please provide us with your proposed disclosures.

Response:

•
Please quantify the impact of the lost subscribers, both the regular churn and the loss of the AT&T arrangement on your financial results.  This should include a dollar amount as well as the number of lost subscribers and should discuss the trend for the year as well as the impact on the current quarter.  If you know the dollar impact of the loss of the AT&T arrangement, that information should be provided.

We make a significant upfront investment in each new subscriber that we acquire.  Once the upfront investment has been recouped for a new subscriber, the subsequent cash flow is generally positive.  The impact of the loss of an AT&T subscriber is generally no different than the loss of any other subscriber.  As described in our quarterly report on Form 10-Q for the quarter ended March 31, 2009, average revenue per subscriber was approximately $70.03 per month.  Therefore, we would expect a reduction of approximately $70.03 per month, on average, for each lost subscriber.

With respect to our AT&T relationship, as described in our response to prior comment 2, AT&T was the largest telecommunications company that offered our services.  As described in our quarterly report on Form 10-Q for the quarter ended March 31, 2009, AT&T accounted for approximately 17% of our gross subscriber additions for the year ended December 31, 2008 and 5% of our gross subscriber additions for the three months ended March 31, 2009.  Our AT&T agreement expired on February 1, 2009 but we continued to activate new subscribers that had ordered DISH Network service through AT&T prior to February 1st.  It may be difficult for us to develop alternative distribution channels that will fully replace AT&T and if we are unable to do so, our gross and net subscriber additions may be further impacted, our subscriber churn may increase, and our results of operations may be adversely affected. We cannot quantify the effect of the loss of our AT&T relationship given the short period of time since it ended.  In the future, as we are able to assess the results of our alternative distribution channels, we will be in a better position to determine if the loss of the AT&T relationship has had a material impact on our financial results.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
Please quantify the higher fees you will pay to access assets or receive certain services as a result of the spin-off of assets to Echostar or disclose that the higher fees did not have or will not have a significant impact on your operations.

Please provide us with your proposed disclosures.

In response to the Staff’s comment, in future applicable SEC filings, we will include the following disclosure (updated as appropriate to reflect the then-current circumstances).

The higher fees we pay to EchoStar Corporation to access assets or receive certain services following the spin-off, after taking into account the cost savings realized from the spin-off, have not had a significant impact on our operations.

Executive Summary

DISH Network subscribers, page 24

2.
We note your response to prior comment 4.  As we previously requested, in your next filing, show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts.  You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Response:

The number of DISH Network subscribers represented by commercial accounts is immaterial to our total subscriber count.  For many of these commercial accounts, we do not have detailed end-user information because they are billed under bulk payment arrangements.  We are not aware of any uniform industry standards for calculating the number of subscribers for these types of accounts and we do not believe the disclosure of actual commercial accounts is material to the readers of our SEC filings.  We will include such disclosure in applicable future filings if the number of such subscribers becomes material when compared to our overall subscriber base.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-9

3.	We note your response to prior comment 6. Please provide us with your SAB 99 analysis.

Response:

In our financial statements issued prior to the third quarter 2008, we had classified VRDNs as “Cash and cash equivalents.”  These VRDNs should have been classified as “Marketable investment securities.”  As of September 30, 2008, we included our VRDNs in “Marketable investment securities” and reclassified all prior periods to conform to the current period presentation.  This reclassification affected our financial statements as follows:

●
Condensed Consolidated Balance Sheets – A reclassification from “Cash and cash equivalents” to “Marketable investment securities” both of which are current assets and therefore, there was no reclassification between current and long-term assets.

●
Condensed Consolidated Statements of Cash Flows – A reclassification between “Net cash flows from investing activities” which was previously overstated with the offset to “Net increase (decrease) in cash and cash equivalents.”

It is unlikely that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by this reclassification.  Since “Cash and cash equivalents” and “Marketable investment securities” are the two most liquid captions on the Consolidated Balance Sheets, changes between the two do not affect any significant metrics that our investors are likely to track as discussed in the qualitative assessment below.  Also, while the VRDNs are classified as “Marketable Investment Securities,” they can be liquidated per the put option on a same day or on a five business day settlement basis.

Our management’s assessment of each of the qualitative considerations within SAB 99 is presented below in italics.  This assessment indicates that the reclassification is immaterial from a qualitative perspective.

•	Whether the misstatement arises from items capable of precise measurement or whether they arise from an estimate and, if so, the degree of imprecision inherent in the estimate

        This represents a reclassification between two financial statement captions within current assets.  It is not an estimation or measurement issue.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	Whether the misstatement masks a change in earnings or other trends

This reclassification had no effect on reported earnings and therefore did not mask a change in earnings or other trends.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

This reclassification had no effect on any of the key measures used by analysts in evaluating our financial or operating performance and therefore did not affect our ability to meet analysts’ consensus expectations (see specific considerations below).

•	Whether the misstatement changes a loss into income or vice versa

This reclassification had no effect on reported earnings.  As the purchases and sales of VRDNs were at par, the purchases and sales had no effect on any revenue classifications.  Notwithstanding the classification on the balance sheet, the related income is still represented in its entirety as interest income.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The reclassification does not concern a specific segment or other critical portion of the business.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

The reclassification has no impact on compliance with any regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The reclassification does not affect loan covenants or any other contractual requirements.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	Whether the misstatement has the affect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The reclassification has no effect on compensation.

●	Whether the misstatement involves concealment of an unlawful transaction

There is no concealment of any unlawful transactions.

•
Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself “too blunt an instrument to be depended on” in considering whether a fact is material.  When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that known misstatements may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.

We did not expect this reclassification to result in a market reaction, either positive or negative.  Based on the changes in market price of our bonds subsequent to this reclassification, we believe our analysis was accurate.  See specific considerations below.

Specific Considerations

We believe the following metrics, measures or financial statement captions are the primary ones used by the readers of our SEC filings to evaluate our operating efficiency and overall financial performance:

GAAP Items
Net Income (loss)
Operating income (loss)
Net cash flow from operating activities
Assets & liabilities (current v. non-current and in total)

Key Non-GAAP Measures/Metrics
APRU
Churn
Sub Growth
SAC
EBITDA

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

The reclassification between “Cash and cash equivalent” and “Marketable investment securities” does not impact any of the above metrics.

The quantitative effects of the reclassification were as follows:

	As of December 31, 2007
	As	As	Change
Balance Sheet:	Reported	Adjusted	$	%
	(In thousands)
Cash and cash equivalent	$606,990	$482,251	$(124,739)	(21)
Marketable investment securities	495,760	620,499	124,739	25

	For the Year Ended December 31, 2007
	As	As	Change
Statements of Cash Flows:	Reported	Adjusted	$	%
	(In thousands)
Net cash flows from investing activities	$(1,027,940)	$(999,183)	$28,757	3
Net increase (decrease) in cash and cash equivalent	(1,060,140)	(1,031,383)	28,757	3

	For the Year Ended December 31, 2006
	As	As	Change
	Reported	Adjusted	$	%
	(In thousands)
Net cash flows from investing activities	$(1,864,661)	$(1,999,737)	$(135,076)	(7)
Net increase (decrease) in cash and cash equivalent	1,084,744	949,668	(135,076)	(12)

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in our filings;

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (303) 723-1285.  I can also be reached by fax at (720) 514-5957.

                            Sincerely,

                                                                       /s/ Robert E. Olson
                           Robert E. Olson
                           Executive Vice President and Chief Financial Officer

cc:           Kyle Moffatt, SEC
Dean Suehiro, SEC

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299